UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2001

            [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13251

SALLIE MAE 401(k) SAVINGS PLAN
(formerly Sallie Mae Employees’ Thrift & Savings Plan)
(Full title of the Plan)

SLM CORP.
(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive
Reston, Virginia 20193
(address of principal executive office of the issuer)

SALLIE MAE 401(k) SAVINGS PLAN

Report of Independent Accountants

To the Participants and Plan Administrator of the
Sallie Mae 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the “Plan”) as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule titled Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopersLLP

McLean, Virginia
September 16, 2002

SALLIE MAE
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value (Note 3)	$197,310,346	$204,769,308
Loans to plan participants	4,784,784	5,008,752

Total assets	202,095,130	209,778,060
Liabilities:
Accounts payable	—	44,750

Total liabilities	—	44,750

Net assets available for benefits	$202,095,130	$209,733,310

The accompanying notes are an integral part of these financial statements.

SALLIE MAE
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2001

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(13,420,420)
Dividends	3,228,718
Interest	902,941

Investment loss	(9,288,761)

Contributions:
Employer, net of forfeitures	14,625,941
Participant	12,489,578
Rollover	587,423

27,702,942

Total additions, net	18,414,181

Deductions from net assets attributed to:
Benefits paid to participants	25,751,914

Transfer (Note 1)	300,447

Total deductions	26,052,361

Net decrease	(7,638,180)

Net assets available for benefits:
Beginning of year	209,733,310

End of year	$202,095,130

The accompanying notes are an integral part of these financial statements.

SALLIE MAE
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.      Plan Description

General

The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established in 1974 for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provision.

The Plan covers substantially all employees of SLM Corporation, formerly USA Education, Inc., and its subsidiaries (the “Employer” and “Plan Administrator”). Eligible employees may enter the Plan after one month of service.

Effective August l, 2000, the Plan acquired a substantial portion of the assets of the USA Group, Inc. 401(k) Savings Plan in connection with SLM Corporation’s acquisition of part of USA Group, Inc. Plan assets of $66,847,947 were transferred in connection with the purchase. During 2001, $300,447 was subsequently transferred out of the Plan in connection with this purchase.

Contributions and vesting

Participants are eligible to contribute from 1 to 10 percent of their compensation, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum $10,500 in 2001. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

After one year of service, the Employer contributes an amount equal to 100 percent of Participant contributions up to 6 percent of the participant’s eligible compensation. Employer contributions not yet vested at termination of employment are forfeited by Participants and reduce the Employer’s future contribution. During 2001 Employer contributions were reduced by $430,271 from forfeited nonvested accounts. Unused forfeitures at December 31, 2001 totaled $24,437. Such amount will be used to offset future employer contributions.

Effective September 1, 2000, participants become 100 percent vested after one year of service. Prior to that date, participants generally vested in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
Two but less than three years of service	25%
Three but less than for four years of service	50%
Four but less than five years of service	75%
Five or more years of service	100%

Participants vest fully upon death, total disability, attainment of age 65 or upon termination of the Plan by the Employer. Participant contributions and earnings thereon are fully vested at all times.

SALLIE MAE
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Other contributions

During 2001, the Employer provided a contribution to eligible employees who did not participate in any of the Employer’s various incentive plans. The award is a discretionary contribution determined by the Employer each year. In 2001 the award was based on 6 percent of base salary earned in 2000 and vested immediately. The amount contributed to the Plan, net of forfeitures, was $5,249,608.

Participant loans

Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall equal three or five years, at the election of the participant, except in the case of a loan that is used in regards to the participant’s principal residence, which must be repaid over twenty years. Loans are secured by the participant’s account balance, bear interest rates equal to the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, participants may repay all or a portion (in $500 increments) of such loans at any time.

Investment elections

Fidelity Management Trust Company (Fidelity) is the Plan trustee and recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan and Investment Committees. At December 31, 2001 the Plan offers various mutual funds, an employer stock fund, a money market fund, a guaranteed investment contract and a self-directed brokerage option. Under the self-directed brokerage option participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant contribution, the Employer’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan Document. Distributions shall be made in a lump sum, reduced by the outstanding balance of any loan not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as a component of investment expenses. The Employer bears the remaining cost of Plan administration, except for commissions associated with common stock purchases and sales.

Plan administration

Members of the Sallie Mae 401(k) Savings Plan and Investment Committees and Trustees of the Plan are appointed by the Board of Directors of the Employer. Three officers of the Employer presently serve as Sallie Mae 401(k) Savings Plan and Investment Committee members. The Plan pays no compensation for their services.

SALLIE MAE
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds are determined based on the net asset value for shares held by the Plan. Guaranteed investment contracts are valued at contract value. Loans to Participants are carried at cost, which approximates fair value.

The Plan presents on the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

Reclassifications

Certain reclassifications were made in the prior year to conform to the current year presentation.

SALLIE MAE
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.      Investments

The individual investments that represent 5 percent or more of the fair value of net assets available for benefits are as follows:

	December 31,
	2001	2000
Employer Stock Fund:
USA Education Stock Fund, 1,828,060 and 1,891,607 units, respectively	$37,932,239	$31,778,994
Mutual Funds:
Fidelity Contra Fund, 497,718 and 527,481 shares, respectively	21,287,376	25,936,252
Fidelity Spartan U.S. Equity Index fund, 494,882 and 505,637 shares, respectively	20,112,005	23,668,885
Fidelity Balanced Fund, 1,009,731 and 948,975 shares, respectively	15,044,997	14,414,928
Janus Worldwide Fund, 302,512 and 326,288 shares, respectively	13,262,108	18,552,756
Fidelity Magellan Fund, 124,291 and 121,387 shares, respectively	12,953,618	14,481,444
Money Market Fund:
Fidelity Retirement Government Money Market	18,366,864	17,564,565

During 2001, the Plan’s investments (including investments bought, sold, or held during the year) depreciated in value by $13,420,420 as follows:

Net (depreciation)/ appreciation
Mutual funds	$(18,928,455)
USA Education Stock Fund	7,038,996
Common stock	(1,530,961)

Total investments	$(13,420,420)

The Plan has fully entered into a benefit-responsive investment contract (“GIC”) with Principal Mutual Life Insurance Company (“Principal”). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were 6.02 percent for 2001 and 2000. The crediting interest rate is a fixed rate which is guaranteed through the life of the GIC. Such interest rates are reviewed on a quarterly basis for resetting.

4.      Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their employer contributions.

SALLIE MAE
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.      Related-Party Transactions

Certain Plan investments are shares of mutual funds or amounts of an employer stock fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by SLM Corporation for administrative services were nominal for the year ended December 31, 2001.

Additionally, the Plan has investments in the USA Education Stock Fund which is comprised principally of USA Education, Inc. stock. At December 31, 2001 and 2000 the Plan held 1,828,060 and 1,891,607 units, respectively, valued at $37,932,239 and $31,778,994, respectively. During 2001, 930,971 units in the amount of $24,012,949 were purchased and 994,518 units in the amount of $17,859,704 were sold of the USA Education Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

6.      Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated March 18, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.      Subsequent Events

Effective April 1, 2002, the Nellie Mae Corporation 401(k) Savings Plan, Nellie Mae Corporation Pension Plan, Student Loan Funding Resources, Inc. 401(k) and Profit Sharing Retirement Plan, and the Student Loan Funding Resources, Inc. Money Purchase Pension Plan were merged with and into the Plan. The total assets transferred into the Plan as a result of these mergers were $8,454,641.

8.      Reconciliation of Form 5500 to financial statements

There were no reconciling items related to the Form 5500 filed for the year ended December 31, 2001.

The following reconciling item relates to the Form 5500 filed for the year ended December 31, 2000:

The balance sheet as of December 31, 2000 includes a payable to the prior plan sponsor for forfeitures. Such amount was not reflected in the Form 5500 as of December 31, 2000. A reconciliation is as follows:

Reconciliation of Form 5500 to financial statements:
Net assets available for benefits per Form 5500	$209,778,060
Less: Forfeitures payable	(44,750)

Net assets available for benefits per financial statements	$209,733,310

SUPPLEMENTAL SCHEDULE

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
Mutual funds:
*Fidelity Management Trust Company	Fidelity Contra Fund		$21,287,376
*Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund		20,112,005
*Fidelity Management Trust Company	Fidelity Balanced Fund		15,044,997
Janus Capital Corporation	Janus Worldwide Fund		13,262,108
*Fidelity Management Trust Company	Fidelity Magellan Fund		12,953,618
*Fidelity Management Trust Company	Fidelity Growth and Income Fund		8,826,912
*Fidelity Management Trust Company	Fidelity OTC Portfolio		7,243,300
*Fidelity Management Trust Company	Fidelity Asset Manager Fund		4,306,907
Pacific Investment Management Company	PIMCO Total Return Fund		3,598,870
*Fidelity Management Trust Company	Fidelity Blue Chip Fund		3,218,581
Morgan Stanley Institutional Fund Trust	MSIFT Value Adviser		2,765,760
*Fidelity Management Trust Company	Fidelity Growth Company Fund		2,251,296

SALLIE MAE
401(k) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
*Fidelity Management Trust Company	Fidelity US Bond Index Fund		2,042,535
*Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		1,508,043
*Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		1,254,873
*Fidelity Management Trust Company	Fidelity Intermediate Bond Fund		1,186,960
*Fidelity Management Trust Company	Fidelity Low Price Stock Fund		672,612
*Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		655,591
*Fidelity Management Trust Company	Fidelity Equity Income Fund		584,128
*Fidelity Management Trust Company	Fidelity Asset Manager Growth Fund		540,457
Morgan Stanley Institutional Fund Trust	MSIFT Midcap Growth Advisor		515,913
*Fidelity Management Trust Company	Fidelity Overseas Fund		466,536
Neuberger & Berman	NB Genesis Trust		409,476
*Fidelity Management Trust Company	Fidelity Disciplined Equity Fund		388,112
*Fidelity Management Trust Company	Fidelity Puritan Fund		383,757
Baron Capital Group	Baron Growth		362,150
*Fidelity Management Trust Company	Fidelity Diversified International Fund		347,114
Credit Suisse Asset Management	CS Global Fixed Income Com		295,123
Franklin Advisors	Franklin Small Cap Growth Fund		270,352
*Fidelity Management Trust Company	Fidelity Europe Fund		248,135
*Fidelity Management Trust Company	Fidelity Investment Grade Bond Fund		183,147
*Fidelity Management Trust Company	Fidelity Ginnie Mae Fund		164,757
*Fidelity Management Trust Company	Fidelity Freedom 2000 Fund		143,363
Templeton Global Advisors	Templeton World A		112,496
*Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		98,728
*Fidelity Management Trust Company	Fidelity Real Estate Fund		72,149
*Fidelity Management Trust Company	Fidelity Asset Manager Income Fund		35,879
Templeton Global Advisors	Templeton Foreign A		29,786
*Fidelity Management Trust Company	Fidelity Freedom Income Fund		20,928
Neuberger & Berman	NB Partners Trust		4,823
*Fidelity Management Trust Company	Fidelity Capital & Income Fund		4,816

USA Education stock fund:
*SLM Corporation	USA Education Stock Fund		37,932,239
Money market funds:

*Fidelity Management Trust Company	Fidelity Retirement Government Money Market		18,366,864
Guaranteed investment contracts:
Principal Mutual Life Insurance Company	Fixed Income 6.02%		8,144,554
Self-directed brokerage accounts:
*Fidelity Management Trust Company	BrokerageLink		4,992,220
Participant loans:
*Plan participants	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments through 2009, with interest rates ranging from 8% to 11.5%.		4,784,784

			$202,095,130

SALLIE MAE
401(k) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
*Party-in-interest
**Cost information is not required as
investments are participant-directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(k) SAVINGS PLAN
(Full title of the Plan)

Date: November 12, 2002	By:	/s/ Barbara Deemer
Barbara Deemer
Controller, Plan Administrator